AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
hours per response......12.00	

SEC FILE NUMBER
8- 67361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

KH 3/11

REPORT FOR THE PERIOD BEGINNING __01|01|10__ AND ENDING __12|31|10__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SFRI Securities, LLC**

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

__242 California Street__
(No. and Street)

__San Francisco__   __CA__   __94111__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__John Hendrickson__   __415-394-3900__
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__DZH Phillips LLP__
(Name – *if individual, state last, first, middle name*)

__135 Main St., 9th Floor__   __San Francisco__   __CA__   __94105__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

||||||||||| 11019454

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**


BB
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OATH OR AFFIRMATION

I, _John Hendrickson_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _SFR i Securities, LLC_ , as of _December 31_ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of _San Francisco_ }

On _February 31, 2011_ before me, _Michael David Glenn, Notary Public_,
Date   Here Insert Name and Title of the Officer

personally appeared _John J. Hendrickson_

Name(s) of Signer(s)

MICHAEL DAVID GLENN
Commission # 1842165
Notary Public - California
San Francisco County
My Comm. Expires Mar 27, 2013

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: _____

Place Notary Seal Above   Signature of Notary Public

— **OPTIONAL** —

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: _Annual Audited Report Form_

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____	Signer's Name: _____
☐ Corporate Officer — Title(s): _____	☐ Corporate Officer — Title(s): _____
☐ Individual	☐ Individual
☐ Partner — ☐ Limited ☐ General	☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact	☐ Attorney in Fact
☐ Trustee	☐ Trustee
☐ Guardian or Conservator	☐ Guardian or Conservator
☐ Other: _____	☐ Other: _____
Signer Is Representing: _____	Signer Is Representing: _____

RIGHT THUMBPRINT OF SIGNER — Top of thumb here

RIGHT THUMBPRINT OF SIGNER — Top of thumb here

Item #5907

SFRi SECURITIES LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

December 31, 2010

CONTENTS



D Z H PHILLIPS

Certified Public Accountants & Advisors

INDEPENDENT AUDITORS' REPORT

The Member
SFRi Securities LLC

We have audited the accompanying statement of financial condition of SFRi Securities LLC as of December 31, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SFRi Securities LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DZH Phillips LLP

San Francisco, California
February 21, 2011

DZH Phillips LLP   **P** 415 781 2500
135 Main Street, 9th Floor   **F** 415 781 2530
San Francisco, CA 94105   **W** dzhphillips.com

SFRi Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash	$	12,682
Prepaid expenses		225
	$	12,907

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	-
Total liabilities		-
MEMBER'S EQUITY		12,907
	$	12,907

The accompanying notes are an integral part of this statement.

4

SFRi Securities LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2010

REVENUES	$	-
OPERATING EXPENSES		
Broker registration fees		2,502
Professional fees		14,936
Other expenses		1,600
Total expenses		19,038
NET LOSS	$	(19,038)

The accompanying notes are an integral part of this statement.

SFRi Securities LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2010

Member's equity - beginning of year	$	14,685
Member contributions		17,260
Net loss		(19,038)
Member's equity - end of year	$	12,907

The accompanying notes are an integral part of this statement.

6

STATEMENT OF CASH FLOWS

Years ended December 31, 2010

Cash flows from (to) operating activities:	
Net loss	$ (19,038)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities	
Prepaid expenses	(30)
Accounts payable	(1,960)
Net cash used in operating activities	(21,028)
Cash flows from (to) financing activities:	
Member contributions	17,260
Net cash provided by financing activities	17,260
NET DECREASE IN CASH	(3,768)
Cash - beginning of year	16,450
Cash - end of year	$ 12,682

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE A - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer. It has registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a Delaware Limited Liability Company on May 12, 2006. In accordance with the Limited Liability Act, no member shall be personally liable for any liability of the Company.

1. Accounting method

The Company maintains its records on the accrual basis of accounting. The Company operates under a "fully-disclosed" basis, whereby customers' money and security transactions are transacted and recorded by another brokerage house. Therefore, the computation pursuant to Rule 15c3-3 is not required.

2. Cash

The Company maintains cash deposits with one bank located in San Francisco, California. The balance is insured by the Federal Deposit Insurance Corporation (FDIC). FDIC deposit insurance was temporarily increased from $100,000 to $250,000 per depositor through December 31, 2013.

3. Use of estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Income taxes

No provision is made in the accompanying financial statements for liabilities for income taxes because such liabilities are the responsibility of the Company's sole member.

Management believes that any positions the Company has taken are supported by substantial authority and, hence, do not need to be measured or disclosed in the accompanying financial statements. The Company's tax returns for years subsequent to December 31, 2006 are subject to examination by federal and state tax authorities.

5. Subsequent events

Management has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were available to be issued, February 21, 2011.

SFRi Securities LLC

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2010

NOTE B - COST SHARING AGREEMENT

The Company entered into a cost sharing agreement with SFRi LLC, an affiliate through common ownership. The affiliate has agreed to absorb all overhead costs, including salaries, rent and office expenses, as defined in the agreement.

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The computation of net capital and required net capital (6 2/3% of aggregate indebtedness or $5,000 whichever is greater) amounted to $12,682 and $5,000, respectively, at December 31, 2010.

SUPPLEMENTAL INFORMATION

Schedule I

SFRi Securities LLC

As of December 31, 2010

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

Net Capital
   Total member's equity | $ | 12,907
     Deduct member's equity not allowable for net capital | | (225)
   Total member's equity qualified for net capital | $ | 12,682

Net Capital		
Total member's equity	$	12,907
Deduct member's equity not allowable for net capital		(225)
Total member's equity qualified for net capital	$	12,682
Aggregate indebtedness	$	-
Minimum net capital requirement (6 2/3% of $0)	$	-
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
Excess net capital		7,682
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement		6,682
Percent of aggregate indebtedness to net capital		0%

There are no material differences from the Company's computation included in part II of form X-17A-5.

Schedule II

SFRi Securities LLC

As of December 31, 2010

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

An exception from Rule 15c3-3 is claimed based upon section (k)(2)(i), limited business.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

Not Applicable

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Member
SFRi Securities LLC

In planning and performing our audit of the financial statements of SFRi Securities LLC as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of Management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PZH Phillips LLP

San Francisco, California
February 21, 2011

14

SFRi SECURITIES LLC

AGREED-UPON PROCEDURES

December 31, 2010



D Z H PHILLIPS

Certified Public Accountants & Advisors

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Member
SFRi Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by SFRI Securities LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for their compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DZH Phillips LLP

San Francisco, California
February 21, 2011

DZH Phillips LLP   P 415 781 2500
135 Main Street, 9th Floor   F 415 781 2530
San Francisco, CA 94105   W dzhphillips.com

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _December 31_, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 067361   FINRA   DEC
> SFRI SECURITIES LLC   11*11
> 242 CALIFORNIA ST
> SAN FRANCISCO CA 94111-4361

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John J. Hendrickson _415-394-3902_

2. A. General Assessment (item 2e from page 2) .... $ _____0_____

   B. Less payment made with SIPC-6 filed (exclude interest) .... (_____150 -_____)

      _7-20-10_
      Date Paid

   C. Less prior overpayment applied .... (_____)

   D. Assessment balance due or (overpayment) .... _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) ...... $ _____(150)_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) .... $_____

   H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SFRI Securities, LLC
(Name of Corporation, Partnership or other organization)

John Hendrickson
(Authorized Signature)

Dated the _28_ day of _January_, 20 _11_ .

Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____, 20___
and ending _____, 20___
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $_____ 0

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____   _____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   _____

2d. SIPC Net Operating Revenues $_____ 0

2e. General Assessment @ .0025 $_____ 0

(to page 1, line 2.A.)

2



dzhphillips.com

DZH Phillips LLP
135 Main Street, 9th Floor
San Francisco, CA 94105

DZH Phillips LLP
33 New Montgomery Street, 15th Floor
San Francisco, CA 94105

DZH Phillips LLP
999 5th Avenue, Suite 320
San Rafael, CA 94901

P 415 781 2500
F 415 781 2530
E cpas@dzhphillips.com